UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road

Yangxi New Area, Honglai Town

Nan’an City, Quanzhou

The People’s Republic of China
+86 15375760760

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release Announcing Adjournment of Extraordinary Shareholder Meeting

On September 9, 2026, INLIF Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), issued a press release announcing the adjournment of its extraordinary shareholder meeting of shareholders (the “Meeting”) due to the absence of a quorum. A copy of the press release, entitled “INLIF Limited Announces Adjournment of Extraordinary General Meeting”, is attached to this current report on Form 6-K (this “Report”) as Exhibit 99.1.

The information contained in this Report (including the exhibit attached hereto) is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292580) and the Company’s registration statement on Form S-8 (File No. 333-289640), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INLIF LIMITED

Date: September 9, 2026	By:	/s/ Rongjun Xu
	Name:	Rongjun Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 9, 2026

3